UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on May 9, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 260,608,618 shares of Common Stock outstanding as of April 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on May 9, 2023.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019, as amended and supplemented prior to the date of this Amendment (as so amended and supplemented, the “Initial 13D”), relating to their beneficial ownership in Aramark (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

Absent extension elections by investors in the Mantle Ridge Funds, their initial commitment periods will begin to expire at various times commencing in May 2024 (a year from the date of this Amendment). Mantle Ridge has begun to explore (and expects over the year ahead to continue to explore) with its investors their preferences for a range of alternatives including:

•	extending the terms of their Mantle Ridge Fund commitments into 2025 and beyond;

•	transferring assets from the Mantle Ridge Funds to Mantle Ridge-controlled separately managed accounts (“SMAs”) that reside on the investors’ balance sheets;

•	selling some or all of their interests in the Mantle Ridge Funds to current Mantle Ridge Fund investors who have expressed an interest in increasing their exposure to the Issuer;

•	selling some or all of their interests in the Mantle Ridge Funds to third party investors who have expressed an interest in acquiring an exposure to the Issuer; and

•	receiving shares of Common Stock rather than cash at ultimate expiration of their commitments and holding those shares for a period thereafter.

These efforts may result in an extension of life of the Mantle Ridge Funds.

To enable and facilitate these efforts (and to simplify the investments the Mantle Ridge Funds have in the Issuer), the Reporting Persons are also exploring restructuring, exercising and/or amending its existing Physically Settled Call Options, CSF-Option Agreements and Cash Settled Forward Agreements (collectively, the “Derivative Transactions”) with the goal of acquiring direct ownership of shares of Common Stock in lieu of these Derivative Transactions. The transactions being explored could include:

•	exercise, settlement or amendment of the Derivative Transactions; and/or

•

novations of the Derivative Transactions to the Issuer in exchange for shares of Common Stock that the Issuer would obtain from the counterparty to the Derivative Transactions in full or partial settlement of those Derivative Transactions.

Any sales of Common Stock in connection with the foregoing extensions, exercises, settlements, amendments, or novations by the Mantle Ridge Funds or the counterparty to the Derivative Transactions will be made pursuant to some or all of Rule 144 under the Securities Act of 1933, a registration statement under the Securities Act of 1933, private placements, offshore transactions or other transactions.

The Reporting Persons expect to have discussions and negotiations with the Issuer, the counterparty of the Derivative Transactions, current and potential investors in funds managed by the Reporting Persons and others in exploring the foregoing alternatives and transactions, and to enter into agreements, or take other actions, in effecting one or more of them.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023	MR BRIDGESTONE ADVISOR LLC

	By:	Mantle Ridge LP, its sole member
	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal